SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                           SCHEDULE 13D
                       (Amendment No. 1)

           Under the Securities Exchange Act of 1934




                          JLM COUTURE, INC.
                         (Name of Issuer)


                          Common Stock
                 (Title of Class of Securities)


                            477427207
                         (Cusip Number)


                   Joseph L. Murphy, President
                        JLM Couture, Inc.
                       225 West 37th Street
                       New York, NY  10018
                          (212) 921-7058
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         December 6, 1999
          (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on
          Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box [ ].







CUSIP No.      477427207

          (1)  Names of Reporting Persons

               Joseph L. Murphy

               I.R.S. Identification Nos. of Above Persons
               (Entities Only)



          (2)  Check the Appropriate Box if a Member of a Group
               (See Instructions)

               (a) [     ]

               (b) [     ]

          (3)  SEC Use Only

          (4)  Source of Funds (See Instructions) PF

          (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          (6)  Citizenship or Place of Organization  USA

               Number of Shares Beneficially Owned by Each Reporting
               Person With-

                    (7)  Sole Voting Power 651,964*

                    (8)  Shared Voting Power  78,740

                    (9)  Sole Dispositive Power 651,964*

                    (10) Shared Dispositive Power 78,740

              (11) Aggregate Amount Beneficially Owned by Each Repor-ting Person 730,704*

              (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)




* Includes option to purchase 200,000 shares of Common Stock of the Issuer (the "Shares") which are presently exercisable. Does not include options to purchase an additional 100,000 Shares which are not exercisable within 60 days.

         (13)  Percent of Class Represented by Amount in Row (11)

                32.18%

         (14)  Type of Reporting Person (See Instructions) IN





Item 1.   Security and Issuer.

          The securities to which this statement relates is:
          Common Stock, par value $.0002 (the "Common Stock").

          The name and address of the issuer of the securities is:
          JLM Couture, Inc., 225 West 37th Street, New York, NY
          10018 (the "Company").

Item 2.   Identity and Background.

          (a)  Joseph L. Murphy

          (b)  225 West 37th Street, New York, NY 10018

          (c)  President of JLM Couture, Inc.

          (d)  No

          (e)  No

          (f)  USA

Item 3.   Source and Amount of Funds or Other Consideration.

          The consideration for the acquisition of 118,321 shares of Common Stock (the "Shares") was $251,453 (the "Purchase Price"). The purchase was financed by Mr. Murphy borrowing the Purchase Price from a New York bank and pledging all of the Shares as security for this loan.*

Item 4.   Purpose of Transaction.

          The purpose of the transaction was to increase Mr.
          Murphy's ownership in the Company. Items 4 (b)-(j) are not applicable.



*    The name of the bank has been omitted pursuant to Item 3 of Schedule 13D.
Item 5.   Interest in Securities of the Issuer.

          (a) The aggregate number of shares of Common Stock beneficially owned by the reporting person is 703,704 or 32.18% of the outstanding shares of Common Stock of the issuer.

          (b) Mr. Murphy holds sole voting and dispositive power of 651,964 the shares of Common Stock set forth in
               Item 5(a) and shared voting power as to an additional 78,740 shares of Common Stock.

          (c)  None.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          The consideration for the acquisition of 118,321 shares of Common Stock (the "Shares") was $251,453 (the "Purchase Price"). The purchase was financed by Joseph
          L. Murphy borrowing the Purchase Price from a New York bank and pledging all of the Shares as security for this loan.*

Item 7.   Material to be Filed as Exhibits.



Exhibit No.

10        Pledge Agreement dated as of January ___, 2000 between
          JLM Couture, Inc. and Joseph L. Murphy.













     *    The name of the bank has been omitted pursuant to Item 3 of
          Schedule 13D.

                          SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  March 20, 2000             s/Joseph L. Murphy
                                   Joseph L. Murphy, President

































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